

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

<u>Via E-Mail</u>
Lisa D. Leach
Vice President, General Counsel and Corporate Secretary
SeaCube Container Leasing Ltd.
1 Maynard Drive
Park Ridge, NJ 07656

> **Re: SeaCube Container Leasing Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 30, 2013**
> **File No. 001-34931**

Dear Ms. Leach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Upon consummation of the contemplated amalgamation, we note that an entity formed solely for the purpose of effecting the amalgamation will be merged with and into your company, and your common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934. Further, we note that members of the company's management will have interests in the post-merger company. In particular, we note that your executive officers have entered into agreements regarding their continued employment by the amalgamated company and their commitment to invest in the equity of the amalgamated company. Please provide us with a detailed analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional disclosure on Schedule 13E-3. Refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

The Amalgamation, page 24

2. Please revise your disclosure throughout this section, and elsewhere as appropriate to explain why the Board and company management chose to proceed with the transaction at this time. In your revised disclosure, please specifically address why the company is going private shortly after completing its initial public offering, which took place in October 2010.

Quantification of Potential Payments to Named Executive Officers in Connection with the Amalgamation, page 53

3. Please complete the disclosure in this section prior to filing your definitive proxy.

Please contact Erin Jaskot, Staff Attorney at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Ann Beth Stebbins, Esq. (*via E-mail*)
        Skadden, Arps, Slate, Meagher & Flom LLP